September 4, 2009

Via EDGAR

John Hartz, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-6010

Re:	Tractor Supply Company Form 10-K for the Fiscal Year Ended December 27, 2008 Form 10-Q for the Quarterly Period Ended June 27, 2009 Definitive Proxy Statement Filed March 26, 2009 File No. 0-23314

Dear Mr. Hartz:

On behalf of Tractor Supply Company (the “Company” “us” or “we”), please find below the responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 21, 2009 (the “Comment Letter”), concerning the Company’s Form 10-K for the Fiscal Year Ended December 27, 2008, the Company’s Form 10-Q for the Quarterly Period Ended June 27, 2009 and the Company’s Definitive Proxy Statement Filed March 26, 2009.

For your convenience, we have set out the text of the comments from the Comment Letter, followed by the responses.

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

RESPONSE:

Where a comment requests additional disclosures or other revisions to be made, we will include the revisions in future filings, including interim filings, if applicable. As appropriate below, we have provided proposed revised text in italics as it will appear in future filings.

John Hartz
Securities and Exchange Commission
September 4, 2009

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 27, 2008

Risk Factors, page 6

2. Please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to additional risks of which you are currently unaware or that you currently deem immaterial. You must disclose all risks you believe are material at this time and may not qualify your disclosure by referring to unknown risks. In this regard, refer to Staff Legal Bulletin No. 7A, sample comment #30.

RESPONSE:

We will delete all qualifying or limiting statements in the introductory paragraph of the Risk Factors section in future filings.

Critical Accounting Policies

Long-Lived Assets, page 23

3. Please consider expanding your critical accounting policy to provide additional insight on how you perform your impairment analysis of long-lived assets under SFAS 144. Please consider including the following:

•
Please disclose how you group your assets for purposes of considering whether an impairment exists. For example, please clarify if you group assets at the store level. Refer to paragraph 4 of SFAS 144;

•
Please discuss the significant estimates and assumptions used to determine estimated undiscounted cash flows and fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others; and

•
For any asset groups for which the carrying value was close to the fair value or for which reasonably likely changes in significant estimates and assumptions may result in an impairment, please consider disclosing the carrying value of the asset groups.

RESPONSE:

The Staff’s comment has been noted. In response to the three bullets above:

•	We evaluate long-lived assets at the lowest level of identifiable cash flows, which is generally the individual store level.

•
The significant assumptions used to determine estimated undiscounted cash flows include cash inflows and outflows directly resulting from the use of those assets in operations, including margin on net sales, payroll and related items, occupancy costs, and all other costs to operate a store. None of these estimates and assumptions are significantly sensitive, and a 10% change in any of these estimates would not have a material impact on our analysis.

John Hartz
Securities and Exchange Commission
September 4, 2009

•
Although our periodic impairment evaluation procedures have identified some asset groups at select stores where the carrying value is close to fair value, the carrying value of these assets is not material. Also, we have determined that significant changes in estimates and assumptions would not result in a material adjustment. Therefore, no disclosure is currently required. However, in the event that the carrying value of these asset groups become material or the impact of significant changes in the estimates and assumptions would result in a material adjustment, we will disclose the carrying value of these asset groups.

In future filings, we will provide a more specific and comprehensive discussion of our impairment policy, taking into account the items listed in the Staff’s comment.

Financial Statements

General

4. Your disclosures on page 57 indicate that the information required to be included in financial statement schedules pursuant to Rule 5-04 of Regulation S-X has been otherwise furnished. Please tell us where the Schedule II information for valuation and qualifying accounts pursuant to Rule 12-09 of Regulation S-X has been provided or revise as necessary to provide the disclosures.

RESPONSE:

We have omitted the financial statement schedules because they are not applicable to us. We will delete “or because the required information is otherwise furnished” if not applicable in future filings.

Consolidated Statement of Income, page 35

5. It appears that you do not allocate depreciation and amortization to costs of merchandise sold. If so, please revise your presentation on the face of your statement of income and throughout the filing to comply with SAB Topics 7:D and 11:B. Please show us in your supplemental response what the revisions will look like.

RESPONSE:

We do not allocate depreciation and amortization to costs of merchandise sold. In future filings we will add a section in Note 1 – Significant Accounting Policies for both Cost of Merchandise Sold and Selling, General and Administrative expenses that state the major expenses in each of these categories. See response to comment 6 below for a detailed description of these new disclosures.

John Hartz
Securities and Exchange Commission
September 4, 2009

Notes to Consolidated Financial Statements

General

6. Please disclose the types of expenses that you include in the cost of merchandise sold line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please clarify in your disclosures whether you specifically include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of merchandise sold line item. Your disclosures on page 40 and page 42 indicate that certain of these costs are included in the selling, general and administrative expenses line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of merchandise sold, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•
in MD&A that your gross margin amounts may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of merchandise sold and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

Please show us in your supplemental response what the revisions will look like.

RESPONSE:

We will revise future disclosures based on the Staff’s comments above. In Note 1 – Significant Accounting Policies, we will add a section for Cost of Merchandise Sold and a section for Selling, General and Administrative expenses. We will also consolidate our disclosure on Warehousing and Distribution Costs in the new Selling, General and Administrative expenses section of the Significant Accounting Policies footnote. Below is the proposed wording for the new sections:

Cost of Merchandise Sold

Cost of Merchandise sold includes the total cost of products sold; freight expenses associated with moving merchandise inventories from our vendors to our distribution centers; from our distribution centers to our retail stores; and from one distribution center to another; vendor support; damaged, junked or defective product; cash discounts from payments to merchandise vendors; shrinkage (physical inventory losses); negative margins, slow moving product, and excess inventory quantities; and lower of last-in, first-out (LIFO) inventory valuation adjustment.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include payroll and benefit costs for retail, distribution center and corporate employees; occupancy costs of retail, distribution center and corporate facilities; depreciation related to retail, distribution center and corporate assets; advertising; tender costs, including bank charges and costs associated with credit and debit card interchange fees; outside service fees; and other administrative costs, such as computer maintenance, supplies, travel and lodging.

John Hartz
Securities and Exchange Commission
September 4, 2009

We will revise our discussion under the Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations. Below is the proposed language that we will add in future filings as a footnote to the table in our Results of Operations section:

Our gross margin amounts may not be comparable to those of other retailers since some retailers include all of the costs related to their distribution network in cost of merchandise sold and others like us exclude a portion of these distribution network costs from gross margin and, instead include them in selling, general and administrative expenses; refer to Note 1 – Significant Accounting Policies, of the Notes to Consolidated Financial Statements, included in Item. 8 Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

Note 3 — Credit Agreement, page 48

7. Your disclosures indicate that your credit agreement contains covenants. Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your credit agreement.

RESPONSE:

The Company has two material debt covenants that are disclosed in the last paragraph of Note 3. This paragraph will be revised in future filings to describe more clearly these covenants.

8. If it becomes reasonably possible that you may violate a material debt covenant(s), please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliation to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

RESPONSE:

We acknowledge the Staff’s comment. In the event that we determine that it is reasonably possible that we will violate a material debt covenant, we will disclose the required and actual ratios in order to provide the readers with a better understanding of the variance to violating the covenant. Currently, we are in compliance with our two material covenants by a significant margin.

John Hartz
Securities and Exchange Commission
September 4, 2009

Item 9A, Controls and Procedures, page 54

Evaluation of Disclosure Controls and Procedures, page 54

9. Your principal executive officer and principal financial officer concluded that, as of December 27, 2008, your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Please state your conclusion about the effectiveness of disclosure controls and procedures while providing the complete definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

RESPONSE:

We will provide the complete definition of disclosure controls and procedures in future filings.

Management’s Report on Internal Control Over Financial Reporting, page 54

10. On January 16, 2009, you identified a material weakness in internal controls related to the LIFO inventory valuation for each of the first three fiscal quarters of fiscal 2008. Management assessed the effectiveness of internal control over financial reporting as of December 27, 2008 and determined that your internal control over financial reporting is effective. Given that Item 308(a)(3) of Regulation S-K states that management is not permitted to conclude that internal control over financial reporting is effective if there are one or more material weaknesses in internal control over financial reporting, please help us understand how management was able to conclude that your internal control over financial reporting was effective as of December 27, 2008. Please also address how you were able to conclude that your disclosures controls and procedures were effective as of December 27, 2008 in light of this material weakness.

RESPONSE:

LIFO is a year-end inventory costing method, which requires estimates of the year-end provision at each quarter-end to determine the quarterly LIFO provision. At year-end we carefully considered our effectiveness of internal control over financial reporting as of December 27, 2008 and determined that the material weakness in internal control with respect to our LIFO quarterly estimation process did not preclude the year-end internal controls from functioning effectively as we further describe below.

As disclosed in our 8-K dated January 22, 2009, the Company developed a new LIFO projection model at the beginning of fiscal 2008, but the model had an error which did not properly calculate the inflation index used to project the full-year LIFO provision. This error was not identified by the controls that were in place in connection with our quarterly reporting. If this error had been identified during the quarterly close process, we would have reported an increase in cost of goods sold for each of the first three quarters of 2008. As such, the Company restated its financial results for the first three quarters of 2008 and disclosed this accordingly.

John Hartz
Securities and Exchange Commission
September 4, 2009

Since the year-end calculation is based on actual inventory quantities and costs, the estimation model that gave rise to the breakdown in the control environment at interim periods is not necessary. As part of our December 27, 2008 year-end closing process which occurred in January and February 2009, we properly calculated the year-end LIFO provision and made the appropriate disclosures in the Notes to the Consolidated Financial Statements. At this time our year-end internal controls identified the error that impacted the first three quarters of 2008 and reported this material weakness in our 8-K dated January 22, 2009.

The estimation model used in interim periods has no impact on the actual year-end LIFO calculation and is not relevant to the evaluation of our effectiveness of the year-end control environment. Therefore, management concluded that internal controls over financial reporting and disclosure controls and procedures were effective as of December 27, 2008.

Exhibit Index, page 62

11. It appears you have not filed on EDGAR certain exhibits and schedules to the revolving credit agreement you have filed as an exhibit to the Form 10-K. Please file complete copies of the credit agreement that includes these missing items. See Item 601 of Regulation S-K.

RESPONSE:

We will file a complete copy of the revolving credit agreement including the exhibits and schedules with our next quarterly report on Form 10-Q.

FORM 10-Q FOR THE PERIOD ENDED JUNE 27, 2009

General

12. Please address the above comments in your interim filings as well.

RESPONSE:

In our next Form 10-Q for the quarter ending September 26, 2009, we will reflect all relevant changes discussed herein.

DEFINITIVE PROXY STATEMENT FILED MARCH 26, 2009

Compensation Discussion and Analysis, page 22

13. We note that you disclose where you target base salaries, annual cash bonuses and long-term incentive compensation against the peer companies. Please provide clearer disclosure of where actual payments fell for each named executive officer within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why. Specifically, we note that base salaries for each of your named executive officers increased over the prior year. Please explain in more detail the factors the compensation committee used to set base salaries and to determine any changes.

John Hartz
Securities and Exchange Commission
September 4, 2009

RESPONSE:

During fiscal 2008, our compensation philosophy was to target the cash component (a combination of base salary and annual bonus) of all named executive officers at approximately the 50th percentile of the market for peer group companies. Additionally, we targeted the long-term incentive compensation for the named executive officers at approximately the 75th percentile of the market for peer group companies. In order to establish these benchmarks, the peer group data was collected and analyzed by a third-party compensation consultant retained by the Compensation Committee.

For 2008, actual cash component payments for each named executive officer were above/below the targeted percentile as follows:

CEO	+9.4%
CMO	-6.4%
COO	-6.4%
CFO	-1.0%
SVP	-6.6%

The Compensation Committee views +/-10% of the targeted percentile to be within an acceptable range. Please note that all named executive officers were in that acceptable range.

With respect to 2008 long-term incentive compensation, a long-term package expressed in dollars (“the Package”) for each named executive officer was calculated at the 75th percentile of the market for executives at our peer companies. The named executive officers were then granted awards with an aggregate value equal to the dollar amount of the Package as follows: (a) stock options at the current Black-Scholes value constituting 50% of the Package (which options vest pro rata annually over the next subsequent three years), (b) restricted stock unit awards in an amount equal to 30% of the Package (which vest 100% on the third anniversary of the grant date) and (c) cash in an amount constituting 20% of the Package earned, in annual tranches based on performance, over the next subsequent three years and vesting on the third anniversary of the grant.

We acknowledge the Staff’s comment and in future filings will enhance the cash component descriptions to provide clearer disclosure.

With respect to the increases in base salaries for our named executive officers, same are set annually by our Compensation Committee by reviewing, in order of importance, the skills and performance levels of individual executives, the needs of the Company, and the competitive pay practices of companies with which we compete for executive talent (including the peer group companies). In determining individual base salaries, the Compensation Committee considers the number of years of executive experience in the specific functional area, scope of job responsibilities, leadership skills, business unit performance, achievement of strategic initiatives and contribution to company management, job experience, impact on Company performance and the internal value of the position. Applying these criteria, and additionally, in light of the Company’s strong performance in a challenging economic environment, the Compensation Committee determined that the reported increases were appropriate.

John Hartz
Securities and Exchange Commission
September 4, 2009

Long-Term Incentives, page 25

14. We note that the long term incentive award mix changed in 2009 to 40% stock options, 40% restricted stock awards and 20% long-term cash awards. Please discuss the factors the compensation committee used to determine the revised long-term compensation award mix.

RESPONSE:

The Compensation Committee’s primary philosophy regarding long-term incentives is that they should serve as a viable retention tool and performance award with respect to their recipients. The Compensation Committee concluded that the decline in the Company’s stock price resulted in previously granted stock option awards providing less benefit as a retention tool than they had previously. The Compensation Committee’s first step to remediate that result was to add, in 2007, restricted stock unit awards (which have a 3-year cliff vest component) as an element constituting 30% of the Company’s long-term incentive program. Two years later, in 2009, for the same reason, the Committee took the additional step of modifying the mix, increasing from 30% to 40% the restricted stock unit component and concurrently decreasing from 50% to 40% the stock option component of the long-term incentive compensation program.

The undersigned, in response to the request contained in the Comment Letter, hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

2.	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John Hartz
Securities and Exchange Commission
September 4, 2009

Please do not hesitate to contact me at (615) 440-4678 if you have any questions. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Anthony F. Crudele Anthony F. Crudele Executive Vice President — Chief Financial Officer and Treasurer